

January 12, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Pacer Funds Trust
        Issuer CIK: 0001616668
        Issuer File Number: 811-23024/333-201530
        Form Type: 8-A12B
        Filing Date: January 12, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Pacer S&P 500 Quality FCF High Dividend ETF and Pacer S&P 500 Quality FCF R&D Leaders under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications